Riskified Ltd.
30 Kalischer Street
Tel Aviv 6525724, Israel
July 27, 2021
VIA EDGAR TRANSMISSION
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Keira Nakada, Doug Jones, Cara Wirth and Jacqueline Kaufman

Re:	Riskified Ltd.
Registration Statement on Form F-1 (Registration No. 333-257603)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-257603) (the “Registration Statement”) of Riskified Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on July 28, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281.
We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marc D. Jaffe of Latham & Watkins LLP at the number set forth above.
Thank you for your assistance in this matter.

Very truly yours,

Riskified Ltd.

By:	/s/ Eido Gal
Name:	Eido Gal
Title:	Chief Executive Officer

cc:	Aglika Dotcheva, Chief Financial Officer, Riskified Ltd.
Eric Treichel, Vice President of Legal, Riskified Ltd.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Stelios G. Saffos, Esq., Latham & Watkins LLP
Brittany D. Ruiz, Esq., Latham & Watkins LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP